Filed by IntercontinentalExchange, Inc. (Commission File No. 001-32671) Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: NYSE Euronext (Commission File No. 001-33392)

MEDIA:	Television
STATION:	CNBC
MARKET:	National Cable
DATE:	01/14/13
TIME:	03:41 PM ET
PROGRAM:	Closing Bell
SUBJECT:	Jeff Sprecher of IntercontinentalExchange

It was the deal that sent shockwaves throughout the exchanges. The IntercontinentalExchange, or ICE, announcing that it would acquire NYSE Euronext for $8.2 billion. Now, since ICE is an electronic exchange, many on this floor are asking what this sale means to them and to floor trading overall. Joining me right now exclusively, IntercontinentalExchange’s man in charge, CEO Jeff Sprecher.

Jeff, good to have you on the program.

Jeffrey Sprecher, CEO, IntercontinentalExchange:

Thank you, Maria.

Good to see you. First, before we get into sort of the changes that you’re going to make, what’s the opportunity? Why did you—why are you looking to acquire NYSE Euronext?

Well, NYSE has built a very big financial exchange, and my colleagues and I have built a very big commodity and commodity derivatives exchange. So putting the two together really makes a complete package. We think using our combined network that we can offer the global clients a bigger portfolio of things to trade.

I’m really glad you said that, because I was looking at the differences in the exchanges and your brand is largely commodities—you’ve got, obviously, coffee, sugar, cocoa; you’ve got all the commodities that everybody trades in active business—and the exchange is cash, it’s Liffe, it’s derivatives. So, where are the revenue synergies? Do you have revenue synergies, or is it just sort of operating synergies where you can cut?

Well, we justified the deal to the capital markets by talking about how we can combine and take costs out of the business, but the reality is, the reason Duncan [Niederauer] and I decided to get together was we believe we can grow the topline of this company. You have a trend going on in the world now where more and more over-the-counter markets and unlisted businesses are coming to the exchanges due to Dodd-Frank and that similar kind of legislation going through Europe and Asia. And we want to position ourselves in the financial area where we can be the beneficiaries of that movement.

So in terms of revenue synergies, that’s the point, you don’t want to have a lot of overlap, otherwise the deal wouldn’t be passing mustard.

Absolutely.

Is that what you’re saying?

That’s exactly right. And we’ve seen in our industry particularly, and NYSE Euronext specifically, it’s been hard to put these mergers together. So, if you look at our two businesses as we sit here today, we have no overlap, which we think will help make it easy to put the businesses together.

So putting those businesses together in terms of operating and in terms of where the overlap is, what kind of cost cuts can you manage? What do you think the opportunity is there?

Well, for us, we’ll have two networks that we can go down to one. We’ll have data centers that we can combine, auditors, two boards of directors, so there’s a lot of just stuff that’s incumbent on running an exchange, particularly public exchanges that we can take off. So that really is the cost-cutting that will help justify the deal. But the reason we want to do the deal is to position ourselves for the movement of more business, particularly in the OTC commodity and derivatives area that we think is going to come into the exchange listed venue.

And that’s really where the money is, the derivatives business.

We hope so.

That’s where the margin is. So what would you do with, for example, the listing business? Are you expecting the listing business at some point to be spun-off, sold?

No. In fact, as we started looking, we at Ice started looking at the New York Stock Exchange, which was a company we knew by reputation but not by looking under the covers, we found a very good business here. The listings business is doing well, and the trading business is doing well because of all the need for data and technical services that are now embodied around an exchange. So there’s a very good franchise in here. The other interesting thing that I saw, Duncan Niederauer and I happened to be negotiating this deal when Hurricane Sandy came through, and we were on phone calls with the industry trying to figure out what to do, and there were hundreds of companies on big conference lines. And, really, the industry turned to Duncan and said, “Is the New York Stock Exchange going to open?” And it was that decision that all of Wall Street pivoted on. So, as a small business entrepreneur—which is how I think of myself—I saw the power of this brand in a moment of crisis, and I said, ‘Wow, that’s something that you should own.’

You’re absolutely right. I mean, that morning, or that night when we learned that the exchange was actually closed, I was shocked. I said to myself, ‘Well, this is an electronic world. I don’t understand why we have to close down trading in the country.’ So, would you have stayed open, I mean…?

Yes. [Laughs] But what was interesting is that in the equities business, it’s gotten so fragmented, it’s so complicated. All of the things that led to the flash-crash and this spaghetti of networks that have hooked together, the market wants human beings; the market relies on human beings. It was people in this building that saw the Knight Capital trading engine run away. They were the ones that saw it and said, “Hey, something’s amiss.” The market now realizes that technology alone isn’t going to solve these problems; you’ve got to have the human touch. And just not being able to have these people, these professionals on the day that Hurricane Sandy was coming through was enough to actually close all of Wall Street, including the bond markets and ultimately my commodity markets. So, I think there’s more than symbolism there, and that’s why I was interested.

Well, that’s the thing. I mean, if we’re operating in an electronic world, you would think that business can go on if the people on the floor maybe couldn’t get here or be here.

Correct.

What about the floor? A lot of traders walking around today, they know you were a guest on the show, they want to know, are you going to do away with the floor? What are your plans?

They seem to be smiling, by the way, so… [Laughs]

So far, so good?

…hopefully you said good things to them. Yeah, I mean, I think that fact alone says we should be able to embrace this model and figure out how to exploit it. If Wall Street wants human beings involved in the trade, then we need to figure out how to keep them involved. Obviously, there’s going to be more technology—you can just look behind us here; you can see there’s more and more technology coming into the exchange. But you have to have humans interfacing with that technology. We’ve gone too far when computers are trading with computers and there’s nobody watching.

But, I mean, when you look at your past deals, I mean, you could look at the International Petroleum floor in London—you closed that; you had the New York Board of Trade you acquired—you eliminated that floor, you even changed the name. So, should we expect that this exchange down here is going to be a lot more electronic that we’ve ever seen?

Yeah, what happened in those circumstances is that I didn’t do anything, the market moved all the volume off the floor onto the screen.

Yes, my apologies. This is not personal, okay? This is business.

[Laughs] I don’t take it personally, but that did not happen here. Years ago, Archipelago and NYSE merged, became a much more electronic NYSE, but yet, the market has kept this floor here, and there’s a reason, and that is that the equities business has gotten too complicated and people want human beings involved. And so I’d say celebrate it. I’m an entrepreneur and I say this is something unique and we should celebrate it and figure out how to exploit it and make sure that people send their orders here.

What about the name—the overall name of the firm is what?

Well, ICE is the acquirer of the company, of all these companies. But underneath that, we have more than a dozen exchanges and clearinghouses that all have their own regulators, their own boards, their own brands, and we’re going to keep all of those brands because they’re strong brands in the markets that they serve. What we do with the holding company is actually probably not even relevant.

So it’s sort of like the New York Stock Exchange, an ICE company.

We haven’t thought about that yet because it’s kind of a detail that we don’t care about, but I know it’s symbolic to a lot of people on the floor, so we are thinking, what should we do?

Right. Well, is there an issue with all those other exchanges? I mean, you’ve got all these nationalistic exchanges that they’re governed in their countries. So, are you going to IPO those? Are you going to package them?

So, one of the things that Duncan and I talked about when we put this deal together was, should we spinout part of the European exchanges? The reason is, Europe is going through a banking consolidation and a regulatory consolidation. All of this talk about the euro is bringing the financial markets together. NYSE owns four large exchanges in Europe, and the question is, how do we bring those into this consolidation? One way may be to take them public so that they have their own currency and can do deals to further help consolidate Europe.

All right, we’ll leave it there. Jeff, with so much to talk about, I really want to get your take about the individual and what’s happening in capital markets these days. It seems like everything is real strained, but that conversation for another day. Good to have you on the program.

Great. Thank you, Maria.

We so appreciate your time today. Best of luck with the deal.

Thank you.

Jeff Sprecher joining us, CEO at ICE.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10–K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE intends to file with the SEC a registration statement on Form S–4, which will include a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors

and security holders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.